Exhibit 23.1

Seaspan Corporation

May 23, 2016

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (No. 333-190718) as filed with the Securities and Exchange Commission on August 19, 2013, and the preliminary Prospectus Supplement dated May 23, 2016 and related final Prospectus Supplement (collectively, the “Prospectus Supplement”) relating to the offering of Class A common shares of Seaspan Corporation (the “Company”). We hereby consent to all references to our name in the Prospectus Supplement and to the use of the statistical and other information supplied by us set forth in the section of the Prospectus Supplement entitled “The International Containership Industry.” We further advise the Company that our role has been limited to the provision of such statistical and other information supplied by us. With respect to such statistical data (the “Shipping Information”), we advise you that:

•	some industry data included in this discussion is derived from estimates or subjective judgments;

•	the published information of other maritime data collection agencies may differ from this data; and

•	while we have taken reasonable care in the compilation of the Shipping Information and believe it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors.

We hereby consent to the filing of this letter as an exhibit to the Prospectus Supplement described above, as amended, and to the references to our firm in the section of the Prospectus Supplement entitled “The International Containership Industry.”

/s/ Stephen Gordon	/s/ Steve Willcox
For and on behalf of	For and on behalf of
Clarkson Research Services Limited	Clarkson Research Services Limited
Name: Stephen Gordon	Name: Steve Willcox
Designation: Managing Director	Designation: Director